UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

TORM A/S
(Name of Issuer)

Common Stock, par value 5 Danish Kroner per share
(Title of Class of Securities)

891072100
(CUSIP Number)

Philippos Philippou
1, Kostakis Pantelides Avenue
1010 Nicosia
P.O. Box 22313
1520 Nicosia
Cyprus

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Menfield Navigation Company Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Lodge Holdings Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

HC
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Eirini Nomikou
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF/PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

CUSIP No.	891072100

Explanatory Note

The purpose of this Schedule 13D is to report increases in beneficial ownership by the Reporting Persons as a result of acquisitions of Common Shares from September 1, 2003 through March 31, 2005.

Item 1.	Security and Issuer.

The name of the issuer is Torm A/S, a Kingdom of Denmark corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.  This Schedule 13D relates to shares of the Issuer's common stock, par value 5 Danish Kroner per share (the "Common Shares").  The Common Shares are not for trading, but are registered under Section 12 of the Securities and Exchange Act of 1934, as amended, only in connection with the registration of American Depository Shares (as evidenced by American Depositary Receipts), pursuant to the requirements of the Securities and Exchange Commission. For the purpose of calculating beneficial ownership of Common Shares as reported herein, American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share, are considered the same class of equity security as the Common Shares.

Item 2.	Identity and Background

(a.) This Schedule 13D is being filed on behalf of:

(i) Menfield Navigation Company Limited, a Cypriot company ("Menfield"), (ii) Lodge Holdings Inc., a Liberian company ("Lodge"); (iii) Ms. Eirini Nomikou, a Greek citizen ("Ms. Nomikou").

Menfield, Lodge, and Ms. Nomikou are collectively referred to as the "Reporting Persons."

Menfield is the owner of the Common Shares reported herein.  Lodge is the sole shareholder of Menfield.  Ms. Nomikou may be deemed to control the shares of Menfield and Lodge.

(b., c. and f.) (i) The address of Menfield's principal place of business is 1 Kostaki Pantelidi Ave, 3rd Floor, 1010, Nicosia, Cyprus. The principal business of Menfield is acting as an investment holding company.   The sole director of Menfield is Philippos Philippou, a citizen of Cyprus, he is a Cypriot attorney and his occupation in Menfield is as director/executive officer.

(ii) The address of Lodge's principal place of business is 80 Broad Street, Monrovia, Liberia. The principal business of Lodge is acting as an investment holding company.  The sole director of Lodge is Despina Avgousti, a citizen of Cyprus and her occupation in Lodge is as director/executive.

(iii) Ms. Nomikou is a citizen of Greece and her present principal occupation is as an entrepreneur, holding investments in various companies. Ms. Nomikou's business address is 10 Skouze Str. Piraeus 185 36, Greece.

(d. and e.)  To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Menfield acquired 20.0% of total of outstanding Common Shares of the Issuer, through the transactions described below:

(i) On September 1, 2003 Menfield acquired 1,371,851 Common Shares (out of a total of 18,200,000 Common Shares), or 7.5%.

(ii) From September 2, 2003 to March 12, 2004 Menfield acquired 448,460 Common Shares, and therefore the number of Common Shares Menfield owned increased to 1,820,311 (out of a total of 18,200,000 Common Shares), or 10.0%.

(iii) In May 2004, the Issuer issued 18,200,000 million "bonus" Common Shares to its existing shareholders at a ratio of 1:1.  Pursuant to the issuance of "bonus shares", Menfield received 1,820,311 Common Shares, and therefore the number of Common Shares Menfield owned increased to 3,640,622 (out of a total of 36,400,000 Common Shares), or 10.0%. No consideration was paid in connection with these additional shares.

(iv) From May, 2004 to December 28, 2004 Menfield acquired 1,825,000 Common Shares, and therefore the number of Common Shares Menfield owned increased to 5,465,622 Common Shares (out of a total of 36,400,000 Common Shares), or 15.0%.

(v) From December 29, 2004 to March 31, 2005 Menfield acquired 1,816,730 Common Shares, and therefore the number of Common Shares Menfield owned increased to 7,282,352 Common Shares (out of a total of 36,400,000 Common Shares) i.e. 20.0%.

(vi) On May 23, 2007, pursuant to a 2:1 stock-split made by the Issuer, the 7,282,352 Common Shares held by Menfield automatically converted into 14,564,704 Common Shares.  No consideration was paid in connection with these additional shares.  In connection with the stock-split, the par value of the Common Shares was reduced from DKK 10 per share to DKK 5 per share.

The source of funds used by Menfield to purchase the above referenced Common Shares, other than in the transactions described in (iii) and (vi) above, represented the working capital of Menfield.

Item 4.	Purpose of Transaction.

The Common Shares beneficially owned by Menfield were acquired for investment purposes.  Menfield may (i) propose measures which it believes could enhance shareholder value, (ii) acquire additional Common Shares or dispose of all or some of the Common Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or (iii) continue to hold the Common Shares.  The Reporting Persons, however, evaluate their investment in Common Shares on a continual basis and retain their rights to modify their plans.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to the Issuer's most recent annual report on Form 20-F, there were 72,800,000 Common Shares issued and outstanding as of December 31, 2009. The Reporting Persons report beneficial ownership of the following shares of Common Shares:

Menfield may be deemed to beneficially own 14,564,704 Common Shares, representing approximately 20.0% of the outstanding Common Shares. Menfield has the sole power to vote 0 Common Shares and the shared power to vote 14,564,704 Common Shares.  Menfield has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,564,704 Common Shares.

Lodge may be deemed to beneficially own 14,564,704 Common Shares, representing approximately 20.0% of the outstanding Common Shares.  Lodge has the sole power to vote 0 Common Shares and the shared power to vote 14,564,704 Common Shares.  Lodge has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,564,704 Common Shares.

Ms. Nomikou may be deemed to beneficially own 14,564,704 Common Shares, representing approximately 20.0% of the outstanding Common Shares.  Ms. Nomikou has the sole power to vote 0 Common Shares and the shared power to vote 14,564,704 Common Shares.  Ms. Nomikou has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,564,704 Common Shares.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Statement.

(c.) None of the other Reporting Persons, and to the best of the Reporting Person's knowledge, none of the other persons named in response to Item 2, were involved in any transactions in Common Shares during the past sixty days.

(d.) Not applicable.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2010
(Date)

MENFIELD NAVIGATION COMPANY LIMITED

/s/ Philippos Philippou
(Signature)

Philippos Philippou, Director
(Name/Title)

LODGE HOLDINGS INC.

/s/ Despina Avgousti
(Signature)

Despina Avgousti, Director
(Name/Title)

EIRINI NOMIKOU

/s/ Eirini Nomikou
(Signature)

Eirini Nomikou
(Name)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the Common Shares of TORM A/S to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

October 25, 2010
(Date)

MENFIELD NAVIGATION COMPANY LIMITED

/s/ Philippos Philippou
(Signature)

Philippos Philippou, Director
(Name/Title)

LODGE HOLDINGS INC.

/s/ Despina Avgousti
(Signature)

Despina Avgousti, Director
(Name/Title)

EIRINI NOMIKOU

/s/ Eirini Nomikou
(Signature)

Eirini Nomikou
(Name)

SK 03810 0001 1141041